Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pacific Premier Bancorp, Inc.

Commission File No.: 000-22193

This filing relates to the proposed transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) pursuant to the Agreement and Plan of Merger, dated as of April 23, 2025, by and among Columbia, Pacific Premier and Balboa Merger Sub, Inc.

May 2025 Investor Presentation

2 Disclaimer FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward- looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available here) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC (available here) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

3 Disclaimer (continued) IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000. PARTICIPANTS IN THE SOLICITATION Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025 (available here); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025 (available here); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (available here); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph. NON-GAAP FINANCIAL MEASURES In addition to results presented in accordance with GAAP, this presentation contains certain non-GAAP financial measures. A reconciliation of GAAP to non-GAAP measures is included in the Appendix. The Company believes presenting certain non-GAAP financial measures provides investors with information useful in understanding our financial performance, our performance trends, and our financial position. We utilize these measures for internal planning and forecasting purposes, and operating pre-provision net revenue and operating return on tangible common equity are also used as part of our incentive compensation program for our executive officers. We, as well as securities analysts, investors, and other interested parties, also use these measures to compare peer company operating performance. We believe that our presentation and discussion, together with the accompanying reconciliations, provides a complete understanding of factors and trends affecting our business and allows investors to view performance in a manner similar to management. These non-GAAP measures should not be considered a substitution for GAAP basis measures and results, and we strongly encourage investors to review our consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names.

COLUMBIA BANKING SYSTEM
4

# Columbia Banking System: A Franchise Like No Other

## Columbia at a Glance

| | | |
|---|---|---|
| Corporate | Ticker | COLB |
| | Headquarters | Tacoma, Washington |
| | Offices | ~300 in eight states |
| Financials as of March 31, 2025 | Assets | $52 billion |
| | Loans | $38 billion |
| | Deposits | $42 billion |
| | Common Equity Tier 1 Capital Ratio | 10.6%(1) |
| | Total Capital Ratio | 12.8%(1) |

## West-Focused Regional Powerhouse


WA
Spokane
Tacoma
Kennewick
Portland
OR
ID
Boise
Salt Lake City
Denver
Reno
NV
UT
CO
Sacramento
San Francisco
CA
Las Vegas
AZ
Los Angeles
Long Beach
San Diego
Phoenix

## Business Bank of Choice

- In-market, relationship-based commercial banking
- Attractive footprint in high-growth markets
- Full suite of deposit products and services with contemporary digital capabilities
- Expertise in treasury management, foreign exchange, and global cash management
- Expanding small business platform
- Comprehensive and growing wealth advisory and trust businesses
- Niche verticals include diverse agricultural, healthcare, tribal banking, and equipment finance

(1) Regulatory capital ratios are estimates pending completion and filing of Columbia's regulatory reports.

5 Why Columbia? ■Our Business Bank of Choice strategy cultivates a granular, low-cost core deposit base ■Opportunity to gain share in California and growing metros in the West while increasing density in the Northwest ■Solid capital generation supports long-term organic growth and return to shareholders ■Strong credit quality is supported by a diversified, well-structured, and conservatively underwritten loan portfolio ■Compelling culture and Community Banking at Scale business model foster deep community ties while also attracting and retaining top banking talent ■Scaled western franchise is difficult to replicate and provides scarcity value

6 Operating in Large, Attractive Western Markets (1) (1)(1) Top Regional Bank in the NW (WA, OR, ID) Foothold in the WestEstablished Presence in Attractive Markets (population in millions)TotalNorthwest Northwest RankBank (HQ State)Assets ($B)Deposits ($B)Mkt Shr ■Our market share in the Northwest 1Bank of America (NC)$3,349$58 16.4 % stands with large national and super 4.1mm2.5mm0.8mm 2U.S. Bancorp (MN)676521 4.7 % regional banks, at nearly 10% 3JPMorgan (NY)4,358451 2.7% 4Wells Fargo (CA)1,950401 1.3% ■Our foothold in top western markets and 5 COLB (WA)7034 9.8 % scaled franchise provide us the Seattle, WAPortland, ORBoise, ID6KeyCorp (OH)189185 .2 % opportunity to increase share in 7WaFd (WA)2812 3.4 % California and Nevada California, Arizona, Colorado, and Utah 8Banner Corp. (WA)1611 3.0% 12.8mm2.4mm2.4mm ■Densely populated metropolitan areas th(1) 5 Largest Bank HQ’d in our Footprint provide opportunity for our bankers to TotalEight-State Footprint take market share as we grow where RankBank (HQ State)Assets ($B)Deposits ($B)Mkt Shr businesses are growing Los Angeles, CASacramento, CALas Vegas, NV 1Wells Fargo (CA)$1,950$448 12.4% 2Zions (UT)8859 1.7 % Other West ■Current household income in our 3Western Alliance (AZ)8365 1.8 % footprint is 106% of the national 4East West (CA)76521 .5% 5.2mm3.0mm1.3mm average, and the five-year growth rate of 5 COLB (WA)70561 .6% 9.0% compares favorably to 8.8% 6Banc of California (CA)34240 .7 % nationally 7WaFd (WA)2819 0.5% 8FirstBank (CO)27240 .7 % Phoenix, AZDenver, COSalt Lake City, UT (1)Population, household income, and asset data sourced from S&P Global Market Intelligence. Total assets as of March 31, 2025. Deposits and market share data sourced from the Federal Deposit Insurance Corporation (“FDIC”) as of June 30, 2024 and adjusted to a pro forma basis for Columbia's acquisition of Pacific Premier Bancorp, Inc., which is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including regulatory and shareholder approvals. Columbia and Pacific Premier will operate as separate companies until closing and information contained herein about the combined company and on a pro forma basis is provided solely on an illustrative basis. Groups represent banks headquartered in the United States.

COLUMBIA BANKING SYSTEM

7

# Acquisition of Pacific Premier Increases Scale and Opportunities

## Adds Scale in Southern California and Increased Presence in Northwest


Seattle
Los Angeles
Columbia (296)
Pacific Premier (58)

## Pro Forma Snapshot[1]

$70B Assets

$51B Loans

$57B Deposits

## Top 10 Market Share in Southern California[2]

| Rank | Bank | Total Deposits ($mm) | % of Franchise |
|---|---|---|---|
| 1 | JPMorgan Chase | $180,813 | 7.5 % |
| 2 | Bank of America | 145,994 | 7.6 % |
| 3 | Wells Fargo | 134,158 | 9.8 % |
| 4 | Royal Bank of Canada[3] | 53,062 | 5.6 % |
| 5 | U.S. Bancorp | 49,629 | 9.5 % |
| 6 | East West Bancorp | 43,190 | 72.0 % |
| 7 | Citigroup | 42,656 | 3.3 % |
| 8 | Axos Financial | 17,843 | 92.2 % |
| 9 | Bank of California | 17,743 | 61.6 % |
| 10 | Pro Forma | 14,644 | 26.1 % |
| 12 | Pacific Premier | 13,509 | 92.4 % |
| 51 | Columbia | 1,135 | 2.7 % |

(1) Financial data present Columbia and Pacific Premier on a combined pro forma basis as of March 31, 2025 and do not reflect purchase accounting adjustments.

(2) Deposits and market share data sourced from S&P Global Market Intelligence as of June 30, 2024, and adjusted to a pro forma basis by S&P. Southern California defined as: Bakersfield-Delano, CA; El Centro, CA; Los Angeles-Long Beach-Anaheim, CA; Oxnard-Thousand Oaks-Ventura, CA; Riverside-San Bernardino-Ontario, CA; San Diego-Chula Vista-Carlsbad, CA; San Luis Obispo-Paso Robles, CA and Santa Maria-Santa Barbara, CA MSAs.

(3) % of Franchise reflects percentage of Royal Bank of Canada's deposits as of July 31, 2024.

COLUMBIA BANKING SYSTEM
8

# Acquisition Increases Density throughout Our Footprint

## Enhances Density in the Northwest

● Columbia (229) ● Pacific Premier (10)


WA
MT
OR
ID

| MSA[1] | Deposits ($mm) Market | COLB | Pro Forma | Market Share COLB | Pro Forma |
|---|---|---|---|---|---|
| Seattle | $138,475 | $7,154 | $7,597 | 5.2 % | 5.5 % |
| Portland | 61,865 | 5,328 | 5,499 | 8.6 % | 8.9 % |
| Boise | 16,560 | 220 | 220 | 1.3 % | 1.3 % |
| Spokane | 13,128 | 3,860 | 3,860 | 29.4 % | 29.4 % |

## Improves Competitive Position in California

● Columbia (60) ● Pacific Premier (44)


NV
UT
CA
AZ

| MSA[1] | Deposits ($mm) Market | COLB | Pro Forma | Market Share COLB | Pro Forma |
|---|---|---|---|---|---|
| Los Angeles | $666,836 | $1,045 | $10,448 | 0.2 % | 1.6 % |
| San Diego | 121,655 | 34 | 690 | <0.1% | 0.6 % |
| Inland Empire[2] | 77,183 | — | 1,602 | — % | 2.1 % |
| Central Coast[2] | 22,743 | 56 | 2,493 | 0.3 % | 8.1 % |

## Accelerates Growth in Expansion Markets

● Columbia (7) ● Pacific Premier (4)


WY
NV
UT
CO
CA
AZ
NM

| MSA[1] | Deposits ($mm) Market | COLB | Pro Forma | Market Share COLB | Pro Forma |
|---|---|---|---|---|---|
| Phoenix/Tucson[2] | $188,059 | $47 | $523 | <0.1% | 0.3 % |
| Denver | 111,173 | *Branch opened in March 2025* | | | |
| Las Vegas | 89,653 | — | 99 | — % | 0.1 % |
| Salt Lake City[3] | 53,107 | 15 | 15 | <0.1% | <0.1% |

(1) Deposits and market share data sourced from S&P Global Market Intelligence as of June 30, 2024, and adjusted to a pro forma basis by S&P.
(2) Inland Empire defined as the Riverside-San Bernadino-Ontario, CA MSA; Central Coast defined as the Santa Maria-Santa Barbara, CA and San Luis Obispo-Paso Robles, CA MSAs; Phoenix/Tucson defined as Phoenix-Mesa-Chandler, AZ and Tucson, AZ MSAs.
(3) Excludes specialty finance companies and banks with individual branches that have over $1 billion in deposits in the Salt Lake City MSA.

COLUMBIA BANKING SYSTEM

9

# Acquisition Is Strategically Compelling and Financially Attractive

| | |
|---|---|
| **Transaction Overview**[(1)] | ▪ 100% common stock, no capital raise required to support the transaction<br>▪ Fixed exchange ratio; Pacific Premier stockholders will receive 0.9150 of a Columbia share for each Pacific Premier share<br>▪ Expected closing in the second half of 2025<br>▪ The combined organization will operate under the unified brand of Columbia Bank |
| **Strategic Rationale** | ▪ Accelerates Columbia's Southern California expansion strategy by ~10 years<br>▪ Creates a strategically cohesive regional powerhouse with ~$70 billion in assets<br>▪ Enhances presence in core Northwest markets and expands presence in new growth markets (e.g., Phoenix)<br>▪ Strong corporate fit and similar operating and credit philosophies limit execution risk |
| **Financially Attractive**[(1)] | ▪ Top-decile peer pro forma profitability ratios (e.g., ROATCE, ROAA, efficiency) imply upside to Columbia's valuation<br>▪ Pacific Premier is comparatively overcapitalized with a 20.2% total RBC ratio and 17.0% CET1 ratio as of March 31, 2025<br>▪ 14% 2026E EPS accretion with initial tangible book value dilution recovered in three years (crossover method)<br>▪ Mark-to-market treatment enhances balance sheet restructuring flexibility |
| **Balance Sheet Preparation** | ▪ To reduce our combined pro forma asset sensitivity, we intend to purchase up to $3 billion of investment securities pre-closing, funded by short-term wholesale funding; we intend to offset this action post-closing by selling acquired securities and repaying the short-term wholesale funding<br>▪ We expect ~20 basis points of positive spread between securities yields and funding costs, resulting in slightly higher net interest income and ~8 basis points of net interest margin dilution for each $1 billion executed, subject to market conditions |

(1) See Appendix for pro forma financial assumptions and adjustments.

COLUMBIA BANKING SYSTEM

10

# Leveraging Technology to Improve Collaboration and Performance

## Creating Operational Efficiencies

- Embracing AI capabilities to improve associate productivity
- Continuing expansion of cloud technologies and integrated banking through open APIs
- Developing support for human agents in our contact center with virtual assistants
- Automating tasks and streamlining operations to enhance efficiency and improve the customer experience; our goal is to be the most convenient bank for our associates (internally) and our customers (externally)

## Enhancing the Customer Experience

- Differentiated small business and commercial online banking platforms with integrated technologies
- Enhancing fraud protection and prevention measures to minimize customer losses and increase core fee income for the bank
- Updating our online account opening process to make it easier and more convenient for customers
- Strengthening our bank security and risk management with advanced authentication technology to safeguard our customers across digital platforms

## Driving Revenue Generation

- AI-powered "Umpqua Smart Leads" support relationship banking and provide opportunities to generate fee income through predictive analytics
- Continued investment in new payment technologies, including Real Time Payments, integrated receivables and payables, and Zelle for Business
- Account aggregation and forecasting tools integrated into online banking
- Digital international banking solutions, including an online foreign exchange portal for real time FX quotes and trades

***Our customer-focused technology stack incorporates resilient, scalable, and secure systems to support our Business Bank of Choice operating strategy. We embrace technology to not only create operational efficiencies, but also to support an elevated customer experience and to drive additional revenue opportunities through needs-based solutions. Many technology use cases support multiple goals: efficiency, customer satisfaction, and revenue growth.***

FINANCIAL HIGHLIGHTS

COLUMBIA BANKING SYSTEM

12

# First Quarter 2025 Highlights

| Reported | Operating[(1)] |
|---|---|
| **$87 million** Net Income | **$140 million** Net Income |
| **$151 million** Pre-Provision Net Revenue[(1)] | **$212 million** Pre-Provision Net Revenue |
| **$0.41** Earnings-per-Share - Diluted | **$0.67** Earnings-per-Share - Diluted |
| **0.68%** Return on Assets | **1.10%** Return on Assets |
| **1.19%** PPNR Return on Assets[(1)] | **1.67%** PPNR Return on Assets |
| **6.73%** Return on Equity | **10.87%** Return on Equity |
| **9.45%** Return on Tangible Common Equity[(1)] | **15.26%** Return on Tangible Common Equity |

- Executed a successful small business and retail campaign using bundled solutions for customers without promotional pricing. The Q1 2025 campaign brought $425 million in new deposits to the bank.
- Went live with Real Time Payments origination for customers in Q1 2025, with a controlled rollout planned through 2025.
- Upgraded consumer bill pay within online banking to enhance the user interface and streamline our customers' experience.
- Treasury management and commercial card income increased 11% and 25%, respectively, for the trailing twelve-month period ended March 31, 2025, relative to the period ended March 31, 2024.
- Opened a branch location in Denver, Colorado. The bank's first retail office in Colorado supports our commercial, wealth, trust, retail business, and healthcare banking teams already serving customers in the market.
- Continued planning for additional branches slated to open in targeted growth markets throughout our footprint during 2025, in support of our customers and bankers.
- Two COLB directors recognized on Savoy's 2024 Most Influential Corporate Directors list.

(1) Non-GAAP financial measure. A reconciliation to the comparable GAAP measurement for each is provided in the Appendix of this slide presentation.

COLUMBIA BANKING SYSTEM

13

# Our Diversified Commercial Bank Business Model with a Strong Retail Network Supports our Granular, High-Quality Deposit Base

## Enterprise-wide Deposit Composition


Non-interest, 32%
Demand, 20%
Money Market, 28%
Savings, 6%
Time, 14%

## Deposits by Category


Commercial - Small Business, 19%
Commercial, 28%
Consumer, 38%
Public & Other, 8%
Brokered, 7%

## Customer Deposit Composition[1]


Non-interest, 35%
Demand, 19%
Money Market, 30%
Savings, 6%
Time, 10%

- Deposits were $42 billion as of March 31, 2025 and represented by a granular base that is diversified by business line, industry, and geography. Our average customer account balance is $36 thousand[1].
- Our use of public and brokered deposits as a source of funding beyond term debt impacts the composition of our enterprise-wide deposit portfolio. We believe our customer deposit composition[1] is more illustrative of the quality of Columbia's core deposit franchise. Our bankers' activity is geared toward protecting the quality of our relationship-based franchise while generating net customer balance growth to reduce the need for non-core funding sources over time.

(1) Excludes all public, administrative, and brokered deposits, as detailed on the "Liquidity Overview" slide in the Appendix. Excluded balances accounted for 15% of total deposits as of March 31, 2025. This is a non-GAAP financial measure.

14 Securities Portfolio Overview Available-for-Sale Securities Portfolio Available-for-Sale Securities Portfolio as of March 31, 2025 Percentage at Gain / Loss as of March 31, 2025 % of Total Current Amortized Unrealized Unrealized AFS Effective ($ in millions)ParCostGainsLossesFair ValuePortfolioDurationBook Yield U.S. Treasuries $260 $257 $0 ($2) $255 3%1.9 3.78 % U.S. Agencies 1,156 1,170 $4 ($56) 1,118 1 4%3.22 .80 % Unrealized Gain, 36% Mortgage-backed securities - residential agency 2,962 2,773 $1 ($260) 2,514 31%6.63 .22% (1) Collateralized mortgage obligations 1,189 1,111 $8 ($91) 1,028 1 2%5.8 3.45 % Unrealized Loss, 64% Obligations of states and political subdivisions 1,110 1,051 $3 ($33) 1,021 12%4.4 3.43 % Commercial mortgage-backed securities - agency 2,435 2,321 $12 ($40) 2,293 2 8%3.74 .63 % Total available for sale securities $9,113 $8,682 $29 ($482) $8,229 4.93 .61 % Percentage of current par9 5% 0% (5%) 90% ■The total available-for-sale (“AFS”) securities portfolio had a book yield of 3.61% and an effective duration of 4.9 as of March 31, 2025, compared to 3.64% and 5.1, respectively, as of December 31, 2024. ■As of March 31, 2025, 36% of the AFS securities portfolio (by fair value) was in an unrealized gain position and had a weighted average book yield of 4.71%. The remaining 64% of the portfolio was in an unrealized loss position and had a weighted average book yield of 3.04%. Note: Table may not foot due to rounding. (1)Portfolio includes $244 million in high-quality non-agency collateralized mortgage obligations (“CMO”) that were in a small unrealized gain position as of March 31, 2025 (amortized cost of $241 million). The remaining $784 million of the portfolio is comprised primarily of residential agency CMOs.

15 Loan Roll Forward Activity Three Months Ended March 31, 2025 $903 $37,681 $25$37,616 ($327) ($472) ($194) Beginning Balance New OriginationsNet Advances/ (Payments)PrepaymentsPayoffs or SalesOther¹Ending Balance (12/31/2024)(3/31/2025) Three Months Ended March 31, 2024 $772 $20$37,642 $37,442 ($74) ($342) ($176) Beginning Balance New OriginationsNet Advances/ (Payments)PrepaymentsPayoffs or SalesOther¹Ending Balance (12/31/2023)(3/31/2024) Note: Totals may not foot due to rounding. (1)Other reflects changes not otherwise defined. $ in millions$ in millions

COLUMBIA BANKING SYSTEM
16

# Diversified, High Quality Loan and Lease Portfolio

### Mortgage

- Portfolio average loan size of $477,000
- 1Q25 average loan size of $260,000
- Portfolio average FICO of 761 and LTV of 61%
- 1Q25 average FICO of 768 and LTV of 57%
- Total delinquencies of 1.40%
- Annualized net charge-off (recovery) rate of 0.00%

### Non-owner Occupied CRE

- Portfolio average loan size of $1.7 million
- 1Q25 average loan size of $2.7 million
- Portfolio average LTV of 51% and DSC of 1.88
- 1Q25 average LTV of 52% and DSC of 1.22
- Total delinquencies of 1.19%
- Annualized net charge-off (recovery) rate of 0.00%

### Commercial & Industrial

- Portfolio average loan size of $738,000
- 1Q25 average loan size of $634,000
- Total delinquencies of 0.91%
- Annualized net charge-off (recovery) rate of 0.57%

### Portfolio Composition at March 31, 2025


Multifamily, 15%
Other Loan Categories, 13%
Non-OO CRE, 16%
Mortgage, 16%
Owner Occupied CRE, 14%
FinPac, 4%
C&I, 22%

### Geographic Distribution at March 31, 2025


Other, 15%
Puget Sound, 19%
Southern CA, 15%
WA Other, 8%
Northern CA, 9%
Portland Metro, 13%
Bay Area, 7%
OR Other, 14%

### Owner Occupied CRE

- Portfolio average loan size of $1.1 million
- 1Q25 average loan size of $2.1 million
- Portfolio average LTV of 55%
- 1Q25 average LTV of 70%
- Total delinquencies of 0.53%
- Annualized net charge-off (recovery) rate of 0.01%

### Multifamily

- Portfolio average loan size of $2.3 million
- 1Q25 average loan size of $1.3 million
- Portfolio average LTV of 54% and DSC of 1.57
- 1Q25 average LTV of 68% and DSC of 1.16
- Total delinquencies of 0.00%
- Annualized net charge-off (recovery) rate of 0.00%

### Lease & Equipment Finance (FinPac)

- Portfolio average loan & lease size of $42,000
- 1Q25 average loan & lease size of $56,000
- Portfolio average yield: ~10%
- Total delinquencies of 3.28%
- Annualized net charge-off (recovery) rate of 4.17%

Note: Portfolio statistics and delinquencies as of March 31, 2025. Annualized net charge-off rates for Q1 2025. Loan-to-value ("LTV"), FICO, and debt service coverage ("DSC") ratios are based on weighted averages for portfolios where data are available. LTV represents average LTV based on most recent appraisal against updated loan balance. Totals may not foot due to rounding.

17 C&I and CRE Portfolio Composition (1)(1) C&I Portfolio Composition CRE Portfolio Composition $9.9 Billion as of March 31, 2025$17.3 Billion as of March 31, 2025 Agriculture, 8.7%Special Purpose, 7.2% Other, 10.2% Hotel/Motel, 4.1% Other Healthcare, 4.8% Contractors, 8.0% Retail, 11.2% Other, 11.0% Dentists, 6.8% Finance/Insurance, 7.7% Industrial, 16.6% Office, 16.1% Gaming, 8.4% Manufacturing, 6.8% Professional, 3.5% Wholesale, 7.9% Multifamily, 33.8% Public Admin, 6.0% Transportation/ Warehousing, 7.6% Rental & Leasing, 6.2% Support Services, 4.6% Retail, 2.8% (2) Commercial Line Utilization was 37% at March 31, 202546% Owner Occupied / 54% Non-Owner Occupied (1)C&I portfolio composition includes term, lines of credit & other, and leases & equipment finance balances. CRE portfolio composition includes non-owner occupied term and owner occupied term balances as well as multifamily balances. (2)Owner occupied and non-owner occupied disclosure relates to commercial real estate portfolio excluding multifamily loans.

18 Office Portfolio Details ■Loans secured by office properties Office Portfolio Metrics at March 31, 2025NNuummbbeerr ooff LLooaannss bbyy BBaallaannccee represented 8% of our total loan portfolio Average loan size$1.36 million 1,746 1,719 as of March 31, 2025. 1,579 Average LTV57% ■Our office portfolio is 41% owner DSC (non-owner occupied)1.81x occupied, 56% non-owner occupied, and % with guaranty (by $ / by #) 86% / 84% 3% construction. Dental and other Past due 30-89 days$19.2mm / 0.67% of office 448 444219 healthcare loans compose 20% of our Nonaccrual$10.0mm / 0.35% of office 74 7711office portfolio. 333893 787 664 Special mention$58.8mm / 2.03% of office ■The average loan size in our office <<<$$$111mmmmmm$$$111---555mmmmmm$$$555---111000mmmmmm$$$111000---222000mmmmmm$$$222000---333000mmmmmm>>>$$$333000mmmmmm Classified$82.2mm / 2.84% of office portfolio is $1.36 million. Delinquencies were at a very low level as of March 31, Repricing ScheduleMaturity ScheduleGeography 2025, and the majority of our loans Other, 9% contain a guaranty. 2026, 6% 2026, 3% ■Excluding floating rate loans, only 7% of 2027 & 2025, 5% After, 16% 2025, 4% our office portfolio reprices through 2026. S. CA, 19% Loans repricing in 2025 and 2026 have Puget Sound, 21% Floating Rate, 5% average balances of $0.8 million and $0.7 million, respectively. WA Other, 6% N. CA, 11% 2027 & Portland ■Properties located in suburban markets Fixed Rate¹, 72%After, 89% Metro, 12% secure the majority of our office portfolio, OR Other, 16% Bay Area, 6% as only 6% of non-owner occupied office loans are located in downtown core business districts. (1)Loans with a swap component are displayed as a fixed rate loan if the swap maturity is equal to the maturity of the loan. If the swap matures prior to the loan, the loan is displayed as adjustable with the rate resetting at the time of the swap maturity.

COLUMBIA BANKING SYSTEM
19

# Continued Strong Credit Quality


Allowance for Credit Losses ("ACL")
1.36%
1.35%
1.34%
1.33%
1.32%
1.16%
1.16%
1.17%
1.17%
1.17%
$74
$69
$65
$60
$57
$437
$439
$438
$441
$439
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
ACL ($mm)
Credit Discount ($mm)
ACL / Total Loans and Leases
ACL + Credit Discount / Total Loans and Leases


Provision Expense, Net Charge-Offs to Average Loans, and Nonperforming Assets to Total Assets
0.47%
0.32%
0.32%
0.33%
0.35%
0.28%
0.30%
0.31%
0.27%
0.32%
$17.1
$31.8
$28.8
$28.2
$27.4
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Provision Expense ($mm)
Net Charge-Offs / Average Loans (annualized)
Non-Performing Assets / Total Assets

- The remaining credit discount on loans of $57 million as of March 31, 2025 provides an additional 15 basis points of loss absorption when added to the ACL of $439 million.
- Net charge-offs in the FinPac portfolio were $17 million in Q1 2025, down from $19 million in Q4 2024, as improvement continues within the transportation sector of the portfolio. Net charge-offs excluding the FinPac portfolio were $13 million, or 0.14% of average bank loans, in Q1 2025, compared to $6 million, or 0.07% of average bank loans, in Q4 2024. The increase reflects the partial charge-off of a loan with a previously established reserve.
- Nonperforming loans of $175 million as of March 31, 2025 included $67 million of loans with government guarantees.

20 ACL Reflects Strong Portfolio Credit Metrics Allowance for Credit Losses by Loan Segment Total ACL Remaining including Lease & Commercial Residential & Credit Discount Credit Discount (1)(1) ($ in thousands)CommercialEquipmentReal EstateHome EquityConsumerTotalon Loanson Loans Balance as of December 31, 2024 $130,286 $95,317 $160,345 $46,784 $8,065 $440,797 $60,443 $501,240 Q1 2025 Net Charge-offs (11,523) (16,752) (100) (205) (741) (29,321) Reserve Build (Release) 9,950 14,214 15,913 (12,418) (256) 27,403 Balance as of March 31, 2025 $128,713 $92,779 $176,158 $34,161 $7,068 $438,879 $56,831 $495,710 % of Loans and Leases Outstanding1 .56% 5 .64% 0 .90% 0 .43% 4.07% 1 .17% 1 .32% ■Our reserve coverage by loan segment and for the overall loan and lease portfolio reflects our robust underwriting criteria and ongoing, routine portfolio monitoring activities. For example, we stress applicable variables, such as interest rates, cash flows, and occupancy, at inception and loan review and limit borrower proceeds as a result. These factors contribute to lower LTVs and higher DSC ratios, which are taken into consideration in the estimation of our ACL. ■The quarter’s provision expense of $27 million reflects credit migration trends, charge-off activity, and changes in the economic forecasts used in credit models. We used components of Moody’s Analytics’ February 2025 consensus economic forecast to estimate our ACL as of March 31, 2025. (1)Total includes reserve for unfunded commitments of $17.4 million and $16.2 million as of March 31, 2025 and December 31, 2024, respectively.

COLUMBIA BANKING SYSTEM
21

# Capital Management


Regulatory Capital Ratios: Bank and Holding Company as of March 31, 2025
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
—%
9.0%
8.4%
11.5%
10.6%
11.5%
10.6%
12.6%
12.8%
6.5%
Long-Term Target
9%
Long-Term Target
9%
Long-Term Target
12%
Long-Term Target
Tier 1 Leverage
CET1
Tier 1 Capital
Total Risk-Based
Umpqua Bank
Columbia Banking System


Capital Ratios Continue to Trend Up
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
—%
9.8%
12.0%
10.0%
12.2%
10.3%
12.5%
10.5%
12.8%
10.6%
12.8%
3/31/2024
6/30/2024
9/30/2024
12/31/2024
03/31/2025
COLB: CET1 Ratio
COLB: Total RBC Ratio

- Regulatory capital ratios declined during Q1 2023 as a result of the merger and the impact of rate-related asset discounts on capital. Our capital ratios have continued to increase on a quarterly basis post merger closing.
- We expect to organically generate capital above what is required to support prudent growth and our regular dividend, with excess capital driving ratios higher and providing flexibility to consider additional return to shareholders.

Note: Umpqua Bank and Columbia Banking System, Inc. long-term capital ratio targets reflect a targeted excess level of capital above regulatory well-capitalized minimums inclusive of the capital conservation buffer ("CCB") where applicable. The minimum capital ratios to be considered well capitalized inclusive of the CCB are 7.0%, 8.5%, and 10.5% for the common equity tier 1 ("CET1") ratio, tier 1 capital ratio, and total risk-based capital ratio, respectively. The CCB does not apply to the tier 1 leverage ratio, which has a well-capitalized minimum level of 5.0%. All regulatory capital ratios as of March 31, 2025 are estimates pending completion and filing of Columbia's and Umpqua Bank's regulatory reports.

22 Net Interest Income and Net Interest Margin Net Interest Income and Net Interest Margin Net Interest Margin: Q4 2024 vs Q1 2025 3.64% $437 $430 $427 $423$4250.03%3.60% 0.07% (0.09)% (0.04)% (0.01)% 3.64% 3.60% 3.56%3.56% 3.52% Q1 2024Q2 2024Q3 2024Q4 2024Q1 2025 Q4 2024 LHFIInvest-CashDepositsTerm DebtQ1 2025 Net Interest Income ($ in millions)Net Interest Margin ReportedmentsReported ■Net interest margin decreased 4 basis points from the prior quarter to 3.60% for Q1 2025, as lower earning asset yields were only partially offset by lower funding costs. ■The cost of interest-bearing deposits decreased 14 basis points from the prior quarter to 2.52% for Q1 2025, which compares to 2.51% for the month of March and 2.50% as of March 31, 2025. ■The cost of interest-bearing liabilities decreased 18 basis points from the prior quarter to 2.80% for Q1 2025, which compares to 2.76% for the month of March and 2.74% as of March 31, 2025. (1)Chart Abbreviations: “LHFI” = loans held for investment.

COLUMBIA BANKING SYSTEM

23

# Interest Rate Sensitivity

**Interest Rate Simulation Impact on Net Interest Income at March 31, 2025[1]**

| | Ramp | | Shock | |
|---|---|---|---|---|
| | Year 1 | Year 2 | Year 1 | Year 2 |
| Up 200 basis points | (0.7)% | 0.8% | (1.1)% | 2.4% |
| Up 100 basis points | (0.3)% | 0.4% | (0.5)% | 1.2% |
| Down 100 basis points | 0.3% | (0.6)% | 0.4% | (1.5)% |
| Down 200 basis points | 1.0% | (1.3)% | 1.1% | (3.2)% |
| Down 300 basis points | 1.9% | (2.3)% | 1.7% | (5.6)% |

**Floors: Floating and Adjustable Rate Loans at March 31, 2025**

| *($ in millions)* | No Floor[5] | At Floor[5] | Above Floor[5] | Total |
|---|---|---|---|---|
| Floating | $8,894 | $316 | $4,319 | $13,529 |
| Adjustable | 1,552 | 135 | 9,547 | 11,234 |
| **Total** | **$10,446** | **$451** | **$13,866** | **$24,763** |
| ***% of Total*** | ***42%*** | ***2%*** | ***56%*** | ***100%*** |

**Select Asset and Liability Maturity and Repricing Schedules (in Months) at March 31, 2025**

| *($ in millions)* | <=3 | 4 to 6 | 7 to 12 | 13 to 24 | 25 to 36 | 36+ | Total | % Total[3] |
|---|---|---|---|---|---|---|---|---|
| **Loans** | | | | | | | | |
| Fixed (maturity)[2] | $360 | $170 | $258 | $707 | $1,219 | $10,515 | $13,229 | 35% |
| Floating (repricing)[2] | 13,529 | — | — | — | — | — | 13,529 | 36% |
| Adjustable (repricing) | 667 | 309 | 522 | 1,509 | 1,235 | 6,992 | 11,234 | 30% |
| **Total Loans** | **$14,556** | **$479** | **$780** | **$2,216** | **$2,454** | **$17,507** | **$37,992** | **100%** |
| **Time deposits (maturity)[4]** | **$3,536** | **$1,376** | **$921** | **$140** | **$15** | **$14** | **$6,002** | |
| *Average rate[4]* | *4.10%* | *3.81%* | *3.44%* | *1.80%* | *0.29%* | *0.27%* | *3.86%* | |
| **Term debt (maturity)** | **$2,550** | **$—** | **$—** | **$—** | **$—** | **$—** | **$2,550** | |
| *Average rate* | *4.47%* | | | | | | *4.47%* | |

**Downward Rate Change to Move to Floor at March 31, 2025**

| *($ in millions)* | Floating Loans | Adjustable Loans | Above Floor Total |
|---|---|---|---|
| <25 basis points | $19 | $36 | $55 |
| 26 to 50 basis points | 114 | 63 | 177 |
| 51 to 75 basis points | 62 | 49 | 111 |
| 76 to 100 basis points | 124 | 73 | 197 |
| 101 to 125 basis points | 35 | 102 | 137 |
| 126 to 150 basis points | 52 | 123 | 175 |
| >150 basis points | 3,913 | 9,101 | 13,014 |
| **Total** | **$4,319** | **$9,547** | **$13,866** |

Note: Tables may not foot due to rounding. Loan totals on this slide do not include purchase accounting adjustments. Deferred fees and costs also drive variances between loan totals on this slide and loan totals in the earnings press release.

(1) For the scenarios shown, the interest rate simulations assume a parallel and sustained shift in market interest rates ratably over a twelve-month period (ramp) or immediately (shock). The simulation repricing betas applied to interest-bearing deposits in the rising rate and declining rate scenarios are 55% and 54%, respectively, for March 31, 2025. Additional data related to interest rate simulations are available in Columbia's Form 10-K for the fiscal year ended December 31, 2024.

(2) Commercial tranche loans that mature in one month are included in the floating rate loan category, not the fixed rate loan category, as these loans reprice in a manner similar to floating rate loans.

(3) Floating rate loans are indexed to prime (8% of the total loan portfolio) and 1-month underlying interest rates (28% of the total loan portfolio). When adjustable rate loans reprice, they are indexed to interest rates that span 1-month tenors to 10-year tenors as well as the prime rate; the most prevalent underlying index rates are 6-month tenors (17% of the total loan portfolio) and 5-year tenors (6% of the total loan portfolio).

(4) Time deposits maturing in 3 months or less include $1.5 billion in customer CDs at an average rate of 3.91% and $2.0 billion in brokered CDs at an average rate of 4.38%.

(5) Loans were grouped into three buckets: (1) No Floor: no contractual floor on the loan; (2) At Floor: current rate = floor; (3) Above Floor: current rate exceeds floor. The amount above the floor was based on the current margin plus the current index assuming the loan repriced on March 31, 2025. The adjustable loans may not reprice until well into the future, depending on the timing and size of interest rate changes.

COLUMBIA BANKING SYSTEM

24

# Longer-Term Balance Sheet Optimization Opportunities

**Opportunity to Strategically Reposition Balance Sheet Over Time**


$38B
Relationship Lending & Other Core Banking Franchise
$8B Securities
$2B SFR / $4B MF
Assets
Relationship banking supports strong core franchise value
Opportunity to reduce transactional assets and liabilities
$46B
Core Deposit Franchise & Capital
$6B Wholesale Funding
Liabilities + Equity

**Deposit and Funding Repricing Betas During Current Rate Cycle**

| Three Months Ended | Effective Fed Funds Rate (Daily Avg.) | Cost of: Interest- Bearing Deposits | Cost of: Total Deposits | Cost of: Total Funding |
|---|---|---|---|---|
| December 31, 2021[1] | 0.08% | 0.10% | 0.05% | 0.09% |
| December 31, 2022[1] | 3.65% | 0.62% | 0.35% | 0.51% |
| December 31, 2023 | 5.33% | 2.54% | 1.63% | 2.05% |
| June 30, 2024 | 5.33% | 2.97% | 2.01% | 2.34% |
| *Variance: Q2 2024 less Q4 2021* | *5.25%* | *2.87%* | *1.96%* | *2.25%* |
| **Repricing Betas: Rising Rate Cycle** | | **55%** | **37%** | **43%** |
| | | | | |
| December 31, 2024 | 4.66% | 2.66% | 1.80% | 2.09% |
| March 31, 2025 | 4.33% | 2.52% | 1.72% | 1.99% |
| *Variance: Q1 2025 less Q2 2024* | *(1.00)%* | *(0.45)%* | *(0.29)%* | *(0.35)%* |
| **Repricing Betas: Decling Rate Cycle-to-Date** | | **45%** | **29%** | **35%** |

- Our relationship-based lending verticals and a strong core deposit base remain the cornerstone of our franchise. Past transactional lending and the wholesale sources that fund these assets have muted the balance sheet's profitability, but they have not diluted the quality of our core franchise.
- Current interest rates make outright asset sales unattractive given a lengthy payback period. However, longer term, any decline in rates would reduce or potentially eliminate the drag on earnings as balances organically decline or are sold opportunistically.[2]
- Post-closing, we expect to have increased flexibility for repositioning, as Pacific Premier's balance sheet will be marked to fair value at closing.

(1) Deposit and funding repricing beta data present combined company results as if historical Columbia and historical Umpqua Holdings Corporation were one company for all periods through December 31, 2022; subsequent time periods present data on a legal basis given the merger. The beta presentation is calculated in this manner for comparison purposes.
(2) While asset classes, like transactional loans within our single-family ("SFR") and multifamily ("MF") portfolios, have been identified as potential sources for asset sales if interest rates were to decline further, assets have not been identified for sale.

COLUMBIA BANKING SYSTEM

25

# Non-Interest Income

| | For the Quarter Ended | | | | |
|---|---|---|---|---|---|
| *($ in millions)* | Q1 2025 | Q4 2024 | Q3 2024 | Q2 2024 | Q1 2024 |
| Service charges on deposits | $19.3 | $18.4 | $18.5 | $18.5 | $16.1 |
| Card-based fees | 12.6 | 14.6 | 14.6 | 14.7 | 13.2 |
| Financial services and trust revenue | 5.2 | 5.3 | 5.1 | 5.4 | 4.5 |
| Residential mortgage banking revenue, net | 9.3 | 7.0 | 6.7 | 5.8 | 4.6 |
| Gain (loss) on equity securities, net | 1.7 | (1.4) | 2.3 | 0.3 | (1.6) |
| Gain (loss) on loan and lease sales, net | 0.1 | (1.7) | 0.2 | (1.5) | 0.2 |
| BOLI income | 4.9 | 4.7 | 4.7 | 4.7 | 4.6 |
| Other income | | | | | |
| Other commercial product revenue[1] | $3.2 | $2.0 | $2.9 | $2.6 | $2.3 |
| Commercial servicing revenue | 0.4 | 0.6 | 0.5 | 0.2 | 0.6 |
| Loan-related fees | 3.6 | 3.4 | 3.3 | 4.1 | 3.7 |
| Change in fair value of certain loans held for investment | 7.0 | (7.4) | 9.4 | (10.1) | (2.4) |
| Misc. income | 0.6 | 0.6 | 1.6 | (0.4) | 3.3 |
| Swap derivative (loss) gain | (1.5) | 3.6 | (3.6) | 0.4 | 1.2 |

***Q1 2025 Highlights (compared to Q4 2024)***

- Our Business Bank of Choice strategy incorporates a collaborative team approach to deliver needs-based solutions to our customers, which deepens relationships and provides growth in sustainable core fee income. Our trends reflect a growing contribution from treasury management, card activity, financial services and trust, and other product revenue over the trailing 12 months. Q1 2025 also included a recategorization from card-based fees into service charges on deposits.
- Fair value changes in certain loans carried at fair value, in combination with the swap derivative gain (loss), increased non-interest income by $6 million, compared to a $4 million reduction in Q4 2024. These items are captured in other income.

Note: Tables may not foot due to rounding.
(1) Other commercial product revenue includes swaps, syndication, and international banking revenue, which are captured in “other income” on the income statement. Other income statement line items, like card-based fees, include other sources of commercial product revenue.

COLUMBIA BANKING SYSTEM
26

# Non-Interest Expense


Non-Interest Expense ("NIE")
$ in millions
$287.5
$276.9
$279.2
$262.5
$271.4
$268.4
$266.6
$263.5
$340.1
$270.1
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
GAAP Non-Interest Expense
Operating Non-Interest Expense¹


Non-Interest Expense: Q4 2024 vs Q1 2025
$ in millions
$266.6
$4.3
$1.5
$1.8
$(1.0)
$66.9
$340.1
Q4 2024 NIE
Payroll Taxes
Software Costs
Legal Fees
Misc. Other
Non-operating¹
Q1 2025 NIE

- Non-interest expense in Q1 2025 increased $74 million from the prior quarter to $340 million, primarily due to a $55 million accrual related to a legal settlement and $15 million of severance expense. Operating non-interest expense[(1)] increased $7 million from the prior quarter to $270 million, primarily due to higher payroll taxes and elevated legal expense separate from the legal settlement.[(2)]
- Our cost-conscious culture provides expense offsets to continued investment in customer-focused technology, experienced bankers, and strategic locations. These investments create operational efficiency and bring additional revenue opportunities to the bank in support of our Business Bank of Choice strategy.

(1) Non-GAAP financial measure. A reconciliation to the comparable GAAP measurement is provided at the end of this slide presentation. Non-operating expense items include merger and restructuring expense, exit and disposal costs, an FDIC special assessment, and the legal settlement. These items are detailed in the "Non-GAAP Reconciliation" section of the Appendix.
(2) During Q1 2025, Columbia accrued $55 million related to a legal settlement that was disclosed in a Form 8-K filed with the SEC on March 27, 2025.

APPENDIX

COLUMBIA BANKING SYSTEM
28

# Liquidity Overview

| Select Balance Sheet Items | | | | |
|---|---|---|---|---|
| | Three Months Ended | | | Sequential Quarter Change |
| *($ in millions)* | Q1 2025 | Q4 2024 | Q1 2024 | Q1 2025 |
| Commercial deposits | $11,920 | $11,787 | $11,206 | $133 |
| Small business deposits | 8,104 | 7,886 | 8,103 | 218 |
| Consumer deposits | 15,982 | 15,893 | 16,241 | 89 |
| Total customer deposits | 36,006 | 35,566 | 35,550 | 440 |
| Public deposits - non-interest bearing | 697 | 636 | 645 | 61 |
| Public deposits - interest bearing | 2,353 | 2,351 | 2,285 | 2 |
| Total public deposits | 3,050 | 2,987 | 2,930 | 63 |
| Administrative deposits | 173 | 137 | 136 | 36 |
| Brokered deposits | 2,989 | 3,031 | 3,090 | (42) |
| **Total deposits** | **$42,218** | **$41,721** | **$41,706** | **$497** |
| Term debt | $2,550 | $3,100 | $3,900 | ($550) |
| Cash & cash equivalents | $2,073 | $1,878 | $2,201 | $194 |
| Available-for-sale securities | $8,229 | $8,275 | $8,617 | ($46) |
| Loans and leases | $37,616 | $37,681 | $37,642 | ($65) |

| Total Off-Balance Sheet Liquidity Available at March 31, 2025 | | | |
|---|---|---|---|
| *($ in millions)* | Gross Availability | Utilization | Net Availability |
| FHLB lines | $11,101 | $2,596 | $8,504 |
| Federal Reserve Discount Window | 5,937 | — | 5,937 |
| Uncommitted lines of credit | 600 | — | 600 |
| **Total off-balance sheet liquidity** | **$17,637** | **$2,596** | **$15,041** |

| Total Available Liquidity at March 31, 2025 *($ in millions)* | |
|---|---|
| Total off-balance sheet liquidity (available lines of credit): | $15,041 |
| Cash and equivalents, less reserve requirement | 1,852 |
| Excess bond collateral | 2,073 |
| **Total available liquidity** | **$18,966** |
| **TOTAL AVAILABLE LIQUIDITY AS A PERCENTAGE OF:** | |
| Assets of $51.5 billion at March 31, 2025 | 37 % |
| Deposits of $42.2 billion at March 31, 2025 | 45 % |
| Uninsured deposits of $14.5 billion at March 31, 2025 | 131 % |

- Customer deposits increased $440 million during Q1 2025, as small business campaigns and successful commercial customer balance generation offset anticipated seasonal customer cash usage earlier in the quarter.
- Customer deposit growth was used to help pay down $550 million in FHLB Advances and $42 million of brokered deposits during Q1 2025.

Note: Tables may not foot due to rounding.

29 Summary Income Statements For the Quarter Ended Q1 2025 Highlights (compared to Q4 2024) ($ in millions, except per-share data) Q1 2025Q4 2024Q3 2024Q2 2024Q1 2024 ■Net interest income decreased by $12 Net interest income before provision $425.0 $437.4 $430.2 $427.4 $423.4 million, largely due to lower accretion Provision for credit losses 27.4 28.2 28.8 31.8 17.1 income from the investment securities Net interest income after provision 397.6 409.2 401.4 395.6 406.2 portfolio. Non-interest income 66.4 49.7 66.2 44.7 50.4 ■Non-interest income increased by $17 Non-interest expense 340.1 266.6 271.4 279.2 287.5 million due to the quarterly fluctuation in Income before provision for income taxes 123.8 192.3 196.3 161.1 169.1 cumulative fair value accounting and Provision for income taxes 37.2 49.1 50.1 40.9 45.0 hedges, which drove $15 million of the change. Income was also higher due to a Net income $86.6 $143.3 $146.2 $120.1 $124.1 loss on loan sales in Q4 2024 that did not Earnings per share, diluted $0.41 $0.68 $0.70 $0.57 $0.59 repeat. (1) Operating non-interest expense $270.1 $263.5 $268.4 $262.5 $276.9 ■Non-interest expense increased by $74 (1) Pre-provision net revenue $151.3 $220.5 $225.0 $192.9 $186.2 million, primarily due to a legal settlement (1) Operating pre-provision net revenue $211.8 $229.2 $221.4 $219.4 $200.7 and severance expense, as well as (1) Operating net income $139.8 $149.7 $143.5 $140.0 $134.9 seasonally higher payroll taxes. (1) Operating earnings per share, diluted $0.67 $0.71 $0.69 $0.67 $0.65 ■Provision expense of $27 million compares to $28 million in the prior quarter. Note: Tables may not foot due to rounding. (1)Non-GAAP financial measure. A reconciliation to the comparable GAAP measurement is provided at the end of this slide presentation.

30 Summary Period-End Balance Sheets ($ in millions, except per-share data)Q1 2025Q4 2024Q3 2024Q2 2024Q1 2024 Q1 2025 Highlights (compared to Q4 2024) ASSETS: ■Loan balances decreased slightly in Q1 Total assets $51,519.3 $51,576.4 $51,908.6 $52,047.5 $52,224.0 2025, due to higher prepayment and Interest bearing cash and temporary investments 1,481.4 1,381.6 1,519.7 1,553.6 1,760.9 payoff activity. Loan origination volume Investment securities available for sale, fair value 8,228.8 8,274.6 8,676.8 8,503.0 8,616.5 was down seasonally from Q4 2024, but up Loans and leases, gross 37,616.1 37,680.9 37,503.0 37,710.0 37,642.4 17% from Q1 2024, as growing momentum Allowance for credit losses on loans and leases (421.5) (424.6) (420.1) (418.7) (414.3) during 2024 carried through into 2025. Goodwill and other intangibles, net 1,485.5 1,513.5 1,542.5 1,571.6 1,600.8 ■Total deposits increased $497 million as LIABILITIES AND EQUITY: strong customer deposit growth in March Deposits 42,217.7 41,720.7 41,514.7 41,523.3 41,706.2 more than offset seasonal balance declines Securities sold under agreements to repurchase 192.4 236.6 183.8 197.9 213.6 earlier in the quarter. Customer deposit Borrowings 2,550.0 3,100.0 3,650.0 3,900.0 3,900.0 growth was used to help pay down $550 Total shareholders' equity 5,237.8 5,118.2 5,273.8 4,976.7 4,957.2 million in FHLB Advances and $42 million RATIOS AND PER-SHARE METRICS: of brokered deposits during Q1 2025. Loan to deposit ratio 8 9.1% 9 0.3% 9 0.3% 9 0.8% 90.3% ■Book value and tangible book value Book value per common share $24.93 $24.43 $25.17 $23.76 $23.68 increased 2.0% and 3.8%, respectively, due (1) Tangible book value per common share $17.86 $17.20 $17.81 $16.26 $16.03 to an interest rate-driven decrease in Common equity to assets ratio1 0.2% 9.9% 10.2% 9 .6% 9 .5% accumulated other comprehensive loss. (1) Tangible common equity to tangible assets ratio 7.5% 7 .2% 7 .4% 6 .7% 6.6% Book value and tangible book value increased 5.3% and 11.4%, respectively, from March 31, 2024. Note: Tables may not foot due to rounding. (1)Non-GAAP financial measure. A reconciliation to the comparable GAAP measurement is provided in the appendix of this slide presentation.

31 PPBI Acquisition: Transaction Summary ▪100% common stock, no capital raise required to support the transaction Structure & ▪Fixed exchange ratio; Pacific Premier stockholders will receive 0.9150 of a Columbia share for each Pacific Premier share Consideration ▪Pro forma ownership: 70% Columbia / 30% Pacific Premier (1) ▪Implied value per Pacific Premier share: $20.83 ▪Implied aggregate transaction value: $2.0 billion Implied Transaction▪Price / Tangible Book Value per Share: 0.99x ▪Price / LTM GAAP EPS: 13.7x Value & (1) ▪Price / 2026E Consensus EPS: 13.5x Multiples ▪Price / 2026E Consensus EPS + After-Tax Cost Savings: 8.4x ▪Three Pacific Premier directors invited to join the Columbia board of directors Board of Directors, ▪Columbia executive leadership team remains intact Management & ▪The combined organization will operate under the unified brand of Columbia Bank Company Name ▪Subject to receipt of approvals from Columbia and Pacific Premier shareholders and regulatory approvals Expected ▪Expected closing in the second half of 2025 Closing Note: Assumes 97,069,001 Pacific Premier common shares outstanding, 33,604 outstanding options with a weighted average exercise price of $20.71, and 525,897 other dilutive securities not included in shares outstanding. (1)Based on closing price of Columbia common stock of $22.77 as of April 22, 2025.

32 PPBI Acquisition: Key Pro Forma Financial Assumptions ▪Consensus earnings estimates for Columbia and Pacific Premier Standalone Earnings ▪Estimated $127 million of full run-rate cost savings, or 30% of Pacific Premier’s noninterest expense Synergies▪Cost savings realization expected to be 75% in 2026 and 100% thereafter ▪Significant revenue enhancements expected, but not included in announced financial metrics ▪$145 million after-tax, 100% realized at or prior to closing for illustrative purposes One-Time Costs ▪$449 million write-down on Pacific Premier’s gross loans, or 3.6% of its projected gross loans at closing (accreted over remaining life of loans) ▪$327 million write-down of held-to-maturity securities (accreted over remaining life of securities) Fair Value and ▪$91 million write-down of available-for-sale securities (no impact to tangible common equity at close, accreted over remaining life of securities) Interest Rate ▪$25 million reversal of existing mark on Pacific Premier acquired loans (reversal of associated accretion over remaining life of acquired loans) Marks (Pre-Tax) ▪$12 million write-up to fixed assets (depreciated over the remaining life of those assets) ▪$11 million write-up of time deposits (amortized over the remaining life of time deposits) (1) ▪$96 million pre-tax write-down, or 0.8% of Pacific Premier’s projected gross loans at closing (equal to 3.5x non-performing loans) ◦$48 million, or 50% of the total gross credit mark, allocated to purchase credit deteriorated (“PCD”) loans Credit Marks / ◦$48 million, or 50% of the total gross credit mark, allocated to non-PCD loans (accreted into earnings over remaining life of loans) CECL Impact ▪Day two CECL reserve of $48 million, equal to the mark on non-PCD loans ▪Core deposit intangible of 3.3% of Pacific Premier’s core deposits (amortized over 10 years using sum-of-years digits) CDI & ▪Pacific Premier to call its $275 million of outstanding subordinated debt prior to transaction closing Other Assumptions (1)Reflects Pacific Premier’s non-performing loans as of March 31, 2025.

COLUMBIA BANKING SYSTEM

33

# PPBI Acquisition: Pro Forma Adjustments Summary

## Tangible Book Value per Share Reconciliation

*Dollar values in millions, except per share amounts*

| | |
|---|---|
| **Columbia Tangible Book Value per Share at Closing** | **$19.14** |
| Columbia Common Equity at Closing | $5,430 |
| Deal Value | 2,033 |
| Pacific Premier Unamortized Subordinated Debt Offering Expenses | (2) |
| Transaction Expenses | (146) |
| Pro Forma Common Equity at Closing | 7,315 |
| Columbia Intangible Assets at Closing | 1,408 |
| Goodwill Generated | 177 |
| CDI Generated | 416 |
| Pro Forma Intangibles at Closing | 2,001 |
| Net Impact of CECL Reserve on Acquired Loans | (36) |
| **Pro Forma Tangible Common Equity at Closing** | **$5,278** |
| Columbia Common Shares Outstanding at Closing | 210,112,415 |
| Shares to Be Issued to Pacific Premier Shareholders | 88,368,619 |
| **Pro Forma Common Shares Outstanding** | **298,481,034** |
| **Pro Forma Tangible Book Value per Share** | **$17.68** |

## Goodwill Reconciliation

*Dollar values in millions, except per share amounts*

| | |
|---|---|
| **Deal Value** | **$2,033** |
| Pacific Premier Common Equity at Closing | $2,970 |
| Existing Intangibles | (924) |
| DTL Related to Intangibles | 6 |
| **Purchase Accounting Adjustments[1]** | |
| HTM Investment Securities | ($327) |
| Gross Loans | (544) |
| Loan Loss Reserve Reversal | 168 |
| Acquired Loan Mark Reversal | 25 |
| Fixed Assets | 12 |
| Total Purchase Accounting Adjustments: Assets | (666) |
| Deferred Tax Asset / (Liability) | 166 |
| Time Deposits | (11) |
| Total Purchase Accounting Adjustments: Liabilities | (11) |
| Deferred Tax Asset / (Liability) | 3 |
| **Pacific Premier Adjusted Tangible Equity at Closing** | **$1,544** |
| **Implied Premium** | **$489** |
| **Premium Allocation** | |
| Core Deposit Intangible | $416 |
| Deferred Tax Asset / (Liability) | (104) |
| **Net CDI Allocation** | **$312** |
| **Goodwill Allocation** | **$177** |

(1) Positive numbers are benefits to equity; negative numbers are detriments to equity.

34 PPBI Acquisition: Pro Forma Adjustments Summary (continued) 2026E Earnings per Share Reconciliation2027E Earnings per Share Reconciliation Dollar values in millions, except per share amountsDollar values in millions, except per share amounts 2026E Earnings per Share Reconciliation2027E Earnings per Share Reconciliation Columbia Net Income (Median Consensus Estimate) $600 Columbia Net Income (Median Consensus Estimate) $630 Pacific Premier Net Income (Median Consensus Estimate) 150 Pacific Premier Net Income (Median Consensus Estimate) 176 After-Tax Transaction AdjustmentsAfter-Tax Transaction Adjustments Cost Savings (75% Realization) $69 Cost Savings (100% Realization) $96 Accretion from Interest Rate Marks 184 Accretion from Interest Rate Marks 135 Accretion from Non-PCD Credit Mark 15 Accretion from Non-PCD Credit Mark 11 New Intangible Amortization (57) New Intangible Amortization (51) Other Adjustments (2) Other Adjustments 1 Columbia Pro Forma Net Income $961 Columbia Pro Forma Net Income $999 Columbia 2026E Pro Forma EPS$3.24Columbia 2027E Pro Forma EPS$3.44 Columbia Standalone EPS$2.85Columbia Standalone EPS$3.00 2026E EPS Accretion to Columbia ($)$0.392027E EPS Accretion to Columbia ($)$0.44 2026E EPS Accretion to Columbia (%)14%2027E EPS Accretion to Columbia (%)15%

35 Non-GAAP Reconciliation: Tangible Capital ($ in thousands, except per-share data)3/31/202512/31/20249/30/20246/30/20243/31/2024 Total shareholders' equitya $5,237,809 $5,118,224 $5,273,828 $4,976,672 $4,957,245 Less: Goodwill 1,029,234 1,029,234 1,029,234 1,029,234 1,029,234 Less: Other intangible assets, net 456,269 484,248 513,303 542,358 571,588 Tangible common shareholders’ equityb 3,752,306 3,604,742 3,731,291 3,405,080 3,356,423 Total assetsc $51,519,266 $51,576,397 $51,908,599 $52,047,483 $52,224,006 Less: Goodwill 1,029,234 1,029,234 1,029,234 1,029,234 1,029,234 Less: Other intangible assets, net 456,269 484,248 513,303 542,358 571,588 Tangible assetsd $50,033,763 $50,062,915 $50,366,062 $50,475,891 $50,623,184 Common shares outstanding at period ende 210,112 209,536 209,532 209,459 209,370 Total shareholders' equity to total assets ratioa / c1 0.17%9 .92%1 0.16%9 .56%9 .49 % Tangible common equity to tangible assets ratiob / d7 .50%7 .20% 7.41% 6.75%6 .63 % Book value per common sharea / e $24.93 $24.43 $25.17 $23.76 $23.68 Tangible book value per common shareb / e $17.86 $17.20 $17.81 $16.26 $16.03

COLUMBIA BANKING SYSTEM
36

# Non-GAAP Reconciliation: Adjustments and Average Balances

| ($ in thousands) | | For the Quarter Ended 3/31/2025 | 12/31/2024 | 9/30/2024 | 6/30/2024 | 3/31/2024 |
|---|---|---|---|---|---|---|
| **Non-Interest Income Adjustments** | | | | | | |
| Gain (loss) on sale of debt securities, net | | $ 4 | $ 10 | $ 3 | $ (1) | $ 12 |
| Gain (loss) on equity securities, net | | 1,702 | (1,424) | 2,272 | 325 | (1,565) |
| (Loss) gain on swap derivatives | | (1,494) | 3,642 | (3,596) | 424 | 1,197 |
| Change in fair value of certain loans held for investment | | 7,016 | (7,355) | 9,365 | (10,114) | (2,372) |
| Change in fair value of MSR due to valuation inputs or assumptions | | (983) | 7,414 | (6,540) | 1,238 | 3,117 |
| MSR hedge gain (loss) | | 3,212 | (7,819) | 5,098 | (1,611) | (4,271) |
| **Total non-interest income adjustments** | a | **$ 9,457** | **$ (5,532)** | **$ 6,602** | **$ (9,739)** | **$ (3,882)** |
| | | | | | | |
| **Non-Interest Expense Adjustments** | | | | | | |
| Merger and restructuring expense | | $ 14,379 | $ 2,230 | $ 2,364 | $ 14,641 | $ 4,478 |
| Exit and disposal costs | | 661 | 872 | 631 | 1,218 | 1,272 |
| FDIC special assessment | | — | — | — | 884 | 4,848 |
| Legal settlement | | 55,000 | — | — | — | — |
| **Total non-interest expense adjustments** | b | **$ 70,040** | **$ 3,102** | **$ 2,995** | **$ 16,743** | **$ 10,598** |
| | | | | | | |
| **Average Assets** | n | **$ 51,452,608** | **$ 51,588,231** | **$ 52,009,017** | **$ 51,981,555** | **$ 52,083,973** |
| Less: Average goodwill and other intangible assets, net | | 1,501,590 | 1,528,431 | 1,559,696 | 1,588,239 | 1,619,134 |
| **Average tangible assets** | o | **$ 49,951,018** | **$ 50,059,800** | **$ 50,449,321** | **$ 50,393,316** | **$ 50,464,839** |
| | | | | | | |
| **Average common shareholders' equity** | p | **$ 5,216,555** | **$ 5,226,290** | **$ 5,118,592** | **$ 4,908,239** | **$ 4,985,875** |
| Less: Average goodwill and other intangible assets, net | | 1,501,590 | 1,528,431 | 1,559,696 | 1,588,239 | 1,619,134 |
| **Average tangible common equity** | q | **$ 3,714,965** | **$ 3,697,859** | **$ 3,558,896** | **$ 3,320,000** | **$ 3,366,741** |
| | | | | | | |
| **Weighted average basic shares outstanding** | r | **208,800** | **208,548** | **208,545** | **208,498** | **208,260** |
| **Weighted average diluted shares outstanding** | s | **210,023** | **209,889** | **209,454** | **209,011** | **208,956** |

COLUMBIA BANKING SYSTEM

37

# Non-GAAP Reconciliation: Income Statements

| ($ in thousands) | | For the Quarter Ended 3/31/2025 | 12/31/2024 | 9/30/2024 | 6/30/2024 | 3/31/2024 |
|---|---|---|---|---|---|---|
| **Net interest income** | c | **$ 424,995** | **$ 437,373** | **$ 430,218** | **$ 427,449** | **$ 423,362** |
| | | | | | | |
| **Non-interest income (GAAP)** | d | **$ 66,377** | **$ 49,747** | **$ 66,159** | **$ 44,703** | **$ 50,357** |
| Less: Non-interest income adjustments | a | (9,457) | 5,532 | (6,602) | 9,739 | 3,882 |
| **Operating non-interest income (non-GAAP)** | e | **$ 56,920** | **$ 55,279** | **$ 59,557** | **$ 54,442** | **$ 54,239** |
| | | | | | | |
| **Revenue (GAAP)** | f=c+d | **$ 491,372** | **$ 487,120** | **$ 496,377** | **$ 472,152** | **$ 473,719** |
| **Operating revenue (non-GAAP)** | g=c+e | **$ 481,915** | **$ 492,652** | **$ 489,775** | **$ 481,891** | **$ 477,601** |
| | | | | | | |
| **Non-interest expense (GAAP)** | h | **$ 340,122** | **$ 266,576** | **$ 271,358** | **$ 279,244** | **$ 287,516** |
| Less: Non-interest expense adjustments | b | (70,040) | (3,102) | (2,995) | (16,743) | (10,598) |
| **Operating non-interest expense (non-GAAP)** | i | **$ 270,082** | **$ 263,474** | **$ 268,363** | **$ 262,501** | **$ 276,918** |
| | | | | | | |
| Net income (GAAP) | j | $ 86,609 | $ 143,269 | $ 146,182 | $ 120,144 | $ 124,080 |
| Provision for income taxes | | 37,238 | 49,076 | 50,068 | 40,944 | 44,987 |
| Income before provision for income taxes | | 123,847 | 192,345 | 196,250 | 161,088 | 169,067 |
| Provision for credit losses | | 27,403 | 28,199 | 28,769 | 31,820 | 17,136 |
| **Pre-provision net revenue (PPNR) (non-GAAP)** | k | **151,250** | **220,544** | **225,019** | **192,908** | **186,203** |
| Less: Non-interest income adjustments | a | (9,457) | 5,532 | (6,602) | 9,739 | 3,882 |
| Add: Non-interest expense adjustments | b | 70,040 | 3,102 | 2,995 | 16,743 | 10,598 |
| **Operating PPNR (non-GAAP)** | l | **$ 211,833** | **$ 229,178** | **$ 221,412** | **$ 219,390** | **$ 200,683** |
| | | | | | | |
| **Net income (GAAP)** | j | **$ 86,609** | **$ 143,269** | **$ 146,182** | **$ 120,144** | **$ 124,080** |
| Less: Non-interest income adjustments | a | (9,457) | 5,532 | (6,602) | 9,739 | 3,882 |
| Add: Non-interest expense adjustments | b | 70,040 | 3,102 | 2,995 | 16,743 | 10,598 |
| Tax effect of adjustments | | (7,419) | (2,158) | 902 | (6,621) | (3,620) |
| **Operating net income (non-GAAP)** | m | **$ 139,773** | **$ 149,745** | **$ 143,477** | **$ 140,005** | **$ 134,940** |

38 Non-GAAP Reconciliation: Earnings Per-Share and Performance Metrics For the Quarter Ended ($ in thousands, except per-share data)3/31/202512/31/20249/30/20246/30/20243/31/2024 Select Per-Share & Performance Metrics Earnings per share - basicj/r$ 0.41 $ 0.69 $ 0.70 $ 0.58 $ 0.60 Earnings per share - dilutedj/s$ 0.41 $ 0.68 $ 0.70 $ 0.57 $ 0.59 (1) Efficiency ratioh/f6 9.06%5 4.61%5 4.56%5 9.02% 60.57 % Non-interest expense to average assetsh/n 2.68%2 .06%2 .08%2 .16% 2.22 % Return on average assetsj/n0 .68%1 .10%1 .12%0 .93%0 .96 % Return on average tangible assetsj/o0 .70%1 .14% 1.15%0 .96%0 .99 % PPNR return on average assetsk/n1 .19%1 .70%1 .72% 1.49%1 .44 % Return on average common equityj/p 6.73%1 0.91%1 1.36%9 .85% 10.01 % Return on average tangible common equityj/q9 .45% 15.41% 16.34% 14.55% 14.82 % Operating Per-Share & Performance Metrics Operating earnings per share - basicm/r$ 0.67 $ 0.72 $ 0.69 $ 0.67 $ 0.65 Operating earnings per share - dilutedm/s$ 0.67 $ 0.71 $ 0.69 $ 0.67 $ 0.65 (1) Operating efficiency ratio, as adjustedu/y5 5.11%5 2.51%5 3.89%5 3.56%5 6.97 % Operating non-interest expense to average assets i/n2 .13%2 .03% 2.05%2 .03% 2.14 % Operating return on average assetsm/n 1.10%1 .15%1 .10% 1.08%1 .04 % Operating return on average tangible assetsm/o1 .13% 1.19%1 .13%1 .12% 1.08 % Operating PPNR return on average assetsl/n 1.67%1 .77%1 .69%1 .70%1 .55 % Operating return on average common equitym/p 10.87%1 1.40%1 1.15%1 1.47%1 0.89 % Operating return on average tangible common equitym/q1 5.26% 16.11% 16.04% 16.96% 16.12% (1)Tax-exempt income was adjusted to a taxable equivalent basis using a 21% tax rate and added to stated revenue for this calculation.

39 Non-GAAP Reconciliation: Operating Efficiency Ratio, as Adjusted For the Quarter Ended ($ in thousands)3/31/202512/31/20249/30/20246/30/20243/31/2024 Non-interest expense (GAAP)h $340,122 $266,576 $271,358 $279,244 $287,516 Less: Non-interest expense adjustmentsb (70,040) (3,102) (2,995) (16,743) (10,598) Operating non-interest expense (non-GAAP)i 270,082 263,474 268,363 262,501 276,918 Less: B&O taxest (3,150) (3,495) (3,248) (3,183) (3,223) Operating non-interest expense, excluding B&O taxes (non-GAAP)u $266,932 $259,979 $265,115 $259,318 $273,695 (1) Net interest income (tax equivalent)v $426,098 $438,424 $431,184 $428,434 $424,344 Non-interest income (GAAP)d 66,377 49,747 66,159 44,703 50,357 (1) Add: BOLI tax equivalent adjustmentw 1,362 1,390 1,248 1,291 1,809 Total Revenue, excluding BOLI tax equivalent adjustments (tax equivalent)x 493,837 489,561 498,591 474,428 476,510 Less: non-interest income adjustmentsa (9,457) 5,532 (6,602) 9,739 3,882 Total Adjusted operating revenue, excluding BOLI tax equivalent adjustments (tax equivalent) (non-GAAP)y $484,380 $495,093 $491,989 $484,167 $480,392 (1) Efficiency ratioh/f6 9.06% 54.61% 54.56% 59.02%6 0.57% (1) Operating efficiency ratio, as adjusted (non-GAAP)u/y5 5.11%5 2.51%5 3.89%5 3.56% 56.97% (1)Tax-exempt income was adjusted to a taxable equivalent basis using a 21% tax rate and added to stated revenue for this calculation.